UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_______________________________________
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

_______________________________________

Senior Credit Investments, LLC
(Name of Issuer)

Common Limited Liability Company Units
(Title and Class of Securities)

None
(CUSIP Number)

Turner Herbert
Abu Dhabi Investment Authority
211 Corniche
PO Box 3600
Abu Dhabi, United Arab Emirates
+971 2 4150000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 2, 2024
(Date of Event Which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No. None

(1)	Name of Reporting Persons: Abu Dhabi Investment Authority
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: The Emirate of Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 2,184.215474
	(8)	Shared Voting Power 0 (1)
	(9)	Sole Dispositive Power 44,575.826
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 44,575.826
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 100% (2)
(14)	Type of Reporting Person (See Instructions): OO (3)

(1) See Item 4 disclosure on Voting Trust Agreement.
(2) Based on 44,575.826 Common Limited Liability Company Units of Senior Credit Investments, LLC (the “Issuer”) outstanding as of January 23, 2024, based on information received from the Issuer.
(3) Abu Dhabi Investment Authority (“ADIA”) is a public institution established in 1976 by the Government of the Emirate of Abu Dhabi (“the Government”) as an independent investment institution. ADIA is wholly owned and subject to constitutional supervision by the Government. ADIA has an independent legal identity with full capacity to act in fulfilling its statutory mandate and objectives.

CUSIP No. None

(1)	Name of Reporting Persons: Platinum International Investment Holdings RSC Limited
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Abu Dhabi Global Market, Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 2,184.215474
	(8)	Shared Voting Power 0 (1)
	(9)	Sole Dispositive Power 44,575.826
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 44,575.826
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 100% (2)
(14)	Type of Reporting Person (See Instructions): CO

(1) See Item 4 disclosure on Voting Trust Agreement.
(2) Based on 44,575.826 Common Limited Liability Company Units of the Issuer outstanding as of January 23, 2024, based on information received from the Issuer.

Schedule 13D
CUSIP No. None

(1)	Name of Reporting Persons: Platinum Falcon B 2018 RSC Limited
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Abu Dhabi Global Market, Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 2,184.215474
	(8)	Shared Voting Power 0 (1)
	(9)	Sole Dispositive Power 44,575.826
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 44,575.826
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 100% (2)
(14)	Type of Reporting Person (See Instructions): CO

(1) See Item 4 disclosure on Voting Trust Agreement.
(2) Based on 44,575.826 Common Limited Liability Company Units of the Issuer outstanding as of January 23, 2024, based on information received from the Issuer.

AMENDMENT NO. 2 TO SCHEDULE 13D

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by Abu Dhabi Investment Authority (“ADIA”), Platinum International Investment Holdings RSC Limited (“Platinum Holdings”) and Platinum Falcon B 2018 RSC Limited (“Platinum Falcon”, and together with Platinum Holdings and ADIA, the “Reporting Persons”) on December 13, 2023, as amended by Amendment No. 1 filed on January 25, 2024. This Amendment No. 2 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

The information in Item 4 is incorporated herein by reference. Unless otherwise disclosed in this Schedule 13D, as amended, the Common Units of the Issuer were purchased by Platinum Falcon with the working capital of Platinum Falcon.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

Amended and Restated Subscription Agreement
Platinum Falcon entered into an amended and restated subscription agreement (the “A&R Subscription Agreement”) on February 2, 2024, with the Issuer, Jefferies Credit Partners BDC Inc., and Jefferies Credit Management Holdings LLC (“HoldCo”), which amends and restates the previously disclosed Subscription Agreement.  Pursuant to the A&R Subscription Agreement, Platinum Falcon has agreed to purchase Common Units of the Issuer each time the Issuer delivers a notice (a “Notice”) to Platinum Falcon in an aggregate amount equal to $300 million (the “Commitment”), provided that Platinum Falcon will have the option, at its election in writing to Jefferies Credit Management LLC, the investment manager of the Issuer, to increase the Commitment up to an aggregate amount of $625 million.  Pursuant to the A&R Subscription Agreement and Second A&R LLC Agreement (as defined below), Notices will be delivered to Platinum Falcon at least seven business days prior to the date on which Platinum Falcon is obligated to purchase Common Units (the “Purchase Date”).
Pursuant to the Second Amended and Restated Limited Liability Company Agreement of the Issuer, dated February 2, 2024, with an effective date as of December 7, 2023 (the “Second A&R LLC Agreement”), the prior written consent of the Issuer, which will not be unreasonably withheld, will be required for any transfer of Common Units, including a transfer of solely an economic interest in the Issuer.  Platinum Falcon may, however, transfer Common Units to an affiliate as long as such transfer otherwise complies with the requirements of the Second A&R LLC Agreement.
Pursuant to the A&R Subscription Agreement, Platinum Falcon may not transfer its Common Units without complying with the provisions of the governing documents of the Issuer.  Under the governing documents of the Issuer, the prior written consent of the Issuer is required for any transfer of Common Units prior to the listing of the Common Units on a national securities exchange, if any. Notwithstanding the foregoing, however, prior to the listing of the Common Units on a national securities exchange, if any, Platinum Falcon is permitted under the governing documents and the Letter Agreement to transfer all or part of its Common Units, provided that (i) the Issuer provides prior written consent to any such transfer, which shall not be unreasonably withheld or delayed, (ii) any purported transferee satisfies applicable eligibility and/or suitability requirements and (iii) any such transfer is made in connection with transactions exempt from, or not subject to, the registration requirements of the Securities Act of 1933, as amended.
The foregoing description of the A&R Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the A&R Subscription Agreement, which is filed as Exhibit 99.1 and is incorporated herein by reference.
Assignment, Admission and Amendment Agreement
Platinum Falcon entered into an Assignment, Admission and Amendment Agreement (the “Assignment Agreement”) on February 2, 2024, effective as of December 7, 2023, with Jefferies Credit Partners LLC (the “Assignor”) and the Issuer.  Pursuant to the Assignment Agreement, the Assignor assigned 1,000 Common Units of the Issuer to Platinum Falcon.
The foregoing description of the Assignment Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Assignment Agreement, which is filed as Exhibit 99.2 and is incorporated herein by reference.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 44,575.826 Common Units of the Issuer outstanding as of January 23, 2024, based on information received from the Issuer.  The Common Units reported herein are directly held and beneficially owned by Platinum Falcon.  Platinum Holdings, the sole owner of Platinum Falcon, may be deemed to beneficially own the Common Units directly held by Platinum Falcon.  ADIA, the sole owner of Platinum Holdings, may be deemed the beneficial owner of the Common Units directly held by Platinum Falcon. The information in Item 4 regarding voting power over the Common Units reported herein under the Voting Trust Agreement and the termination provisions of the Voting Trust Agreement are incorporated herein by reference.

(c) The information in Items 3 and 4 are incorporated herein by reference. Except as disclosed in this Schedule 13D, as amended, there have been no transactions by the Reporting Persons or the Scheduled Persons in the securities of the Issuer during the past sixty days.

(d) The disclosure regarding the relationship between the Reporting Persons in Item 2(c) of this Schedule 13D is incorporated by reference herein.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

The information in Item 4 is incorporated herein by reference.

The A&R Subscription Agreement is filed as Exhibit 99.1 and is incorporated herein by reference.

The Assignment Agreement is filed as Exhibit 99.2 and is incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

99.1
Amended and Restated Subscription Agreement, entered into on February 2, 2024, by and among Jefferies Credit Partners BDC Inc., Senior Credit Investments, LLC, Jefferies Credit Management Holdings LLC, and Platinum Falcon B 2018 RSC Limited.

99.2
Assignment, Admission and Amendment Agreement, entered into on February 2, 2024, effective as of December 7, 2023, by and among Jefferies Credit Partners LLC, Platinum Falcon B 2018 RSC Limited, and Senior Credit Investments, LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 6, 2024

ABU DHABI INVESTMENT AUTHORITY
By:	/s/ Hamad Shahwan AlDhaheri
Name:	Hamad Shahwan AlDhaheri
Title:	Authorized Signatory

By:	/s/ Saif Surour AlMashghouni
Name:	Saif Surour AlMashghouni
Title:	Authorized Signatory
PLATINUM INTERNATIONAL INVESTMENT HOLDINGS RSC LIMITED
By:	/s/ Ahmed Salem Abdulla AlNeyadi
Name:	Ahmed Salem Abdulla AlNeyadi
Title:	Authorized Signatory

By:	/s/ Mubarak Awad Qanazel AlAmeri
Name:	Mubarak Awad Qanazel AlAmeri
Title:	Authorized Signatory

PLATINUM FALCON B 2018 RSC LIMITED
By:	/s/ Ahmed Salem Abdulla AlNeyadi
Name:	Ahmed Salem Abdulla AlNeyadi
Title:	Authorized Signatory

By:	/s/ Mubarak Awad Qanazel AlAmeri
Name:	Mubarak Awad Qanazel AlAmeri
Title:	Authorized Signatory